SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of suspension of construction business based on Construction Business Act (Wednesday, January 10, 2007)

January 10, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of suspension of construction business based on Construction Business Act

Kubota Corporation (hereinafter “the Company”) was ordered on January 9, 2007 by the Kinki Regional Development Bureau of the Ministry of Land, Infrastructure and Transport, to suspend its construction business for the period indicated below under the provision of Article 28 Paragraph 3 of the Construction Business Act, related to the Company’s acceptance of the decision of the Fair Trade Commission in violation of Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade in setting work of pumps in sewage system ordered by Tokyo Metropolitan Government Bureau of Sewerage.

The Company takes this penalty with utmost seriousness and will promote compliance and make an effort to rebuild its trust.

1. Suspended business area

In Metropolis of Tokyo, the Company has to suspend sales of setting work of machinery and equipment, related to public construction and private construction supported by subsidy from government and other public offices.

2. Period

15 days (from January 24, 2007 to February 7, 2007)

3. Financial outlook

Financial forecasts of the Company for the year ending March 31, 2007 remain unchanged from the released forecasts on November 7, 2006.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 1, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department